SOONER HOLDINGS, INC.
127 Northwest 62nd Street, Suite A
Oklahoma City, OK   73118
Telephone (405) 848-7575

January 7, 2011

Mr. Brian Bhandari, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC   20549

ATTENTION TIA JENKINS
Senior Assistant Chief Accountant

Re:	Sooner Holdings, Inc.
Form 10-K for the fiscal year ended September 30, 2010
Filed December 23, 2010
File No. 000-18344

Dear Mr. Bhandari:

With regard to your letter of December 29, 2010 relating to the above-referenced filing of Sooner Holdings, Inc., I acknowledge on behalf of the company that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ R.C. Cunningham II

R.C. Cunningham II, President